Form 20-F
NewAmsterdam Pharma Co N.V.
filed 2022-11-28
CIK 1936258

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 22, 2022

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of Registrant as specified in its charter

Not applicable	The Netherlands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive offices)

Michael Davidson

Tel: +31 (0) 35 206 2971

info@NewAmsterdampharma.com

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.12 per share	NAMS	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	NAMSW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On November 22, 2022, the issuer had 81,559,780 ordinary shares, nominal value €0.12 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

On November 22, 2022 (the “Closing Date”), NewAmsterdam Pharma Company N.V. (f/k/a NewAmsterdam Pharma Company B.V.), a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company” or “Holdco”), consummated its previously announced business combination pursuant to the Business Combination Agreement, dated as of July 25, 2022, (the “Business Combination Agreement”), by and among the Company, Frazier Lifesciences Acquisition Corporation, a Cayman Islands exempted company (“FLAC”), NewAmsterdam Pharma Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“NewAmsterdam Pharma”), and NewAmsterdam Pharma Investment Corporation, a Cayman Islands exempted company and wholly owned subsidiary of Holdco (“Merger Sub”).

Beginning on the day immediately prior to the Closing Date and finishing on the day immediately after the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

•

The shareholders of NewAmsterdam Pharma (“Participating Shareholders”) contributed all outstanding shares in the capital of NewAmsterdam Pharma to Holdco in exchange for the issuance of ordinary shares in the share capital of Holdco (“Holdco Shares”) (the “Exchange”);

•

Immediately after giving effect to the Exchange, the legal form of Holdco was converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap);

•	After giving effect to the Exchange, Merger Sub merged with and into FLAC (the “Merger”), with FLAC surviving the merger as a wholly owned subsidiary of Holdco (the “Surviving Company”);

•

In connection with the Merger, each issued and outstanding ordinary share of FLAC was canceled and extinguished in exchange for a claim for a Holdco Share, and such claim was then contributed into Holdco against the issuance of a corresponding Holdco Share;

•

Immediately following the Merger, each outstanding warrant to purchase a Class A ordinary share, par value $0.0001 per share, of FLAC became a warrant to purchase one Holdco Share, on the same contractual terms (“Holdco Warrants”);

•

Each NewAmsterdam Pharma option that was outstanding and unexercised (“NewAmsterdam Pharma Options”) remained outstanding, and to the extent unvested, such option will continue to vest in accordance with its applicable terms, and at the time of the Exchange, such NewAmsterdam Pharma Options became options to purchase, and will when exercised be settled in Holdco Shares; and

•

On the day following the Closing Date, the Surviving Company changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and domesticated as a corporation incorporated under the laws of the State of Delaware.

Upon the achievement of a certain clinical development milestone, Holdco will issue to the Participating Shareholders (including Saga Investments Coöperatief U.A. and Mitsubishi Tanabe Pharma Corporation for this purpose) and holders of options to purchase shares of NewAmsterdam Pharma prior to the Closing, who were directors, officers, employees or consultants of NewAmsterdam Pharma as of the date of the Business Combination Agreement (the “Participating Optionholders”) and who are at the time of achievement of such milestone still providing services to Holdco or its subsidiaries, 1,886,137 additional Holdco Shares (the “Earnout Shares”), which in the case of the Participating Optionholders will take the form of awards of restricted stock units under Holdco’s long-term incentive plan. The development milestone consists of the achievement and public announcement of Positive Phase 3 Data (as defined in the Business Combination Agreement) for each of NewAmsterdam Pharma’s BROADWAY clinical trial and BROOKLYN clinical trial at any time during the period beginning on the Closing Commencement Date and ending on the date that is five years after the Final Closing Date. As a result, no Earnout Shares will be issuable if the applicable milestone is not achieved within five years of the Merger.

Prior to the Business Combination, the Company did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, and the establishment of Merger Sub. Upon the closing of the Business Combination, the Company became the direct parent of NewAmsterdam Pharma.

On July 25, 2022, in connection with the execution of the Business Combination Agreement, FLAC and Holdco also entered into subscription agreements (the “Subscription Agreements”) with certain investors (each, a “PIPE Investor”), pursuant to which the PIPE Investors agreed to subscribe for and purchase from Holdco, and Holdco agreed to issue and sell to such PIPE Investors, an aggregate of 23,460,000 Holdco Shares at $10.00 per share for gross proceeds of $234.6 million (the “PIPE Financing”).

The Holdco Shares and the warrants to purchase ordinary shares of Holdco received in exchange for the warrants issued in connection with FLAC’s initial public offering (the “Public Warrants”) are trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “NAMS” and “NAMSW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we,” “us,” “our,” “Holdco” or the “Company” refer to NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennotschap) incorporated under the laws of the Netherlands, and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. Forward-looking statements provide Holdco’s current expectations or forecasts of future events. Forward-looking statements include statements about Holdco’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Report include, but are not limited to, statements regarding Holdco’s disclosure concerning NewAmsterdam Pharma’s operations, cash flows, financial position and dividend policy.

Forward-looking statements appear in a number of places in this Report or the Proxy Statement/Prospectus (as defined below) incorporated by reference herein including, without limitation, in the sections titled “NewAmsterdam Pharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business of NewAmsterdam Pharma and Certain Information About NewAmsterdam Pharma.” Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, for example, statements about:

•	the estimated or anticipated future results and benefits of the Company following the Business Combination;

•	Holdco’s public securities’ potential liquidity and trading;

•	Holdco’s ability to raise financing in the future;

•	projected financial information, including assumptions about the efficacy of Holdco’s product candidate, reimbursement and anticipated market size and market opportunity;

•	Holdco’s dependence on the success of its product candidate, obicetrapib, including obtaining of regulatory approval to market obicetrapib;

•	Holdco’s ability to attract and retain senior management and key scientific personnel;

•	Holdco’s limited experience in marketing or distributing products;

•	managing the risks related to Holdco’s international operations;

•	Holdco’s ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success, if its product candidate obtains regulatory approval;

•	Holdco’s reliance on third parties for all aspects of the manufacturing of obicetrapib for clinical trials; and

•	Holdco’s efforts to obtain, protect or enforce its patents and other intellectual property rights related to Holdco’s product candidate.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section titled “Item 3.B. Risk Factors” in this Report. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report or the date they were made, if earlier. Holdco undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks that Holdco describes in the reports it will file from time to time with the SEC.

In addition, statements that “Holdco believes” and similar statements reflect Holdco’s beliefs and opinions on the relevant subject. These statements are based on information available to Holdco at the time Holdco made such statements. While Holdco believes that information provides a reasonable basis for these statements, that information may be limited or incomplete. Holdco’s statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although Holdco believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Holdco nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Report or any document incorporated by reference herein, and any subsequent written or oral forward-looking statements that may be issued by Holdco or persons acting on its behalf.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Directors and Senior Management

Information regarding the directors and senior management of the Company after the closing of the Business Combination is included in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (the “SEC”) by Holdco on October  18, 2022 (File No. 333-266510), under the section titled “Management of Holdco Following the Business Combination” and is incorporated herein by reference.

Each of these directors and executive officers named in the Proxy Statement/Prospectus were appointed to such roles on November 21, 2022.

B.    Advisers

Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018, has acted as U.S. counsel for Holdco and NewAmsterdam Pharma and will continue to act as U.S. counsel to Holdco following the closing of the Business Combination.

NautaDutilh N.V., Beethovenstraat 400 | 1082 PR Amsterdam, Netherlands, has acted as counsel for Holdco and NewAmsterdam Pharma with respect to Dutch law and will continue to act as counsel to Holdco with respect to Dutch law following the closing of the Business Combination.

C.    Auditors

Deloitte Accountants B.V. has acted as (i) NewAmsterdam Pharma’s independent registered public accounting firm as at December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 and (ii) the Company’s independent registered public accounting firm as at June 30, 2022, and will continue to be the Company’s independent registered public accounting firm following the closing of the Business Combination.

Deloitte Accountants B.V.’s principal business address is Wilhelminakade 1, 3072 AP Rotterdam, The Netherlands.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.    [Reserved]

B.    Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2022, after giving effect to the Business Combination and the PIPE Financing.

As of June 30, 2022	Actual (€) in thousands	Pro Forma Combined (€) in thousands
Cash and cash equivalents	89,478	€369,521

Total liabilities	33,433	€37,125

Share capital	163,556	€589,995

Retained earnings	19,837	€(45,206)

Other reserves	1,029	€1,029

Total equity	184,422	€545,818

Total equity and liabilities	217,855	€582,943

*

The pro forma financial information was translated from USD to EUR using the historical closing exchange rate, as at June 30, 2022, of $1.0469 per EUR. Applying the exchange rate as of the Closing (1.0306 per EUR), the gross proceeds from the Business Combination would be approximately EUR 89.7 million in proceeds from the trust account and EUR 227.6 million from the PIPE Financing.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The risk factors related to the business and operations of Holdco and NewAmsterdam Pharma are described in the Proxy Statement/Prospectus under the sections titled “Risk Factors—Risks Related to NewAmsterdam Pharma” and “—Risks Related to Ownership of Holdco Securities,” which are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

The legal name of the Company is NewAmsterdam Pharma Company N.V. The Company was incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands on June 10, 2022. As part of the Business Combination, the Company changed its legal form to a public limited liability company (naamloze vennootschap). Holdco is registered with the Dutch Trade Register under number 86649051. The address of the registered office of the Company is Gooimeer 2-35 1411 DC Naarden, the Netherlands and the telephone number of the Company is +31 (0) 35 206 2971.

To date, Holdco has not conducted any material activities other than those incident to its formation and the pending Business Combination and only has nominal assets consisting of cash and its interest in Merger Sub. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Holdco before the Business Combination” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination,” which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing”

profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Holdco Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is www.newamsterdampharma.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.    Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through, NewAmsterdam Pharma, a clinical-stage biopharmaceutical company developing oral, non-statin medicines for patients at high risk of cardiovascular disease.

Information regarding the business of NewAmsterdam Pharma is included in the Proxy Statement/Prospectus under the sections titled “Business of NewAmsterdam Pharma and Certain Information about NewAmsterdam Pharma” and “NewAmsterdam Pharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C.    Organizational Structure

Upon the closing of the Business Combination, NewAmsterdam Pharma became a direct, wholly-owned subsidiary of the Company. The organizational chart of the Company following the Business Combination is included on page 36 of the Proxy Statement/Prospectus under the section entitled “Summary of this Proxy Statement/Prospectus—The Business Combination—Organizational Structure” and is incorporated herein by reference.

D.    Property, Plants and Equipment

Neither Holdco nor NewAmsterdam Pharma owns any real property. Information regarding real property leased by NewAmsterdam Pharma is included in the Proxy Statement/Prospectus under the section titled “Business of NewAmsterdam Pharma and Certain Information about NewAmsterdam Pharma—Facilities” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through NewAmsterdam Pharma, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of NewAmsterdam Pharma.

The discussion and analysis of the financial condition and results of operations of NewAmsterdam Pharma is included in the Proxy Statement/Prospectus under the section titled “NewAmsterdam Pharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco Following the Business Combination” and is incorporated herein by reference.

B.    Compensation

Information regarding the compensation of the directors and executive officers of the Company after the closing of the Business Combination, including a summary of the Company’s Holdco Long-Term Incentive Plan and Holdco Rollover Option Plan, which were approved by the shareholders of the Company on November 21, 2022, is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco Following the Business Combination” and is incorporated herein by reference.

On November 21, 2022, Holdco granted (i) options to purchase an aggregate of 3,412,264 Holdco Shares to certain of its directors and (ii) options to purchase an aggregate of 2,244,383 Holdco Shares to certain of its executive officers (excluding awards granted to executive officers who also serve as directors). Such options each have an expiration date of ten years from the date of grant and an exercise price of $10.00.

Upon the consummation of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers and service agreements with its directors. Information regarding such indemnification and service agreements is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco Following the Business Combination—Compensation—Holdco Director Indemnification Agreements” and “—Holdco Directors Service Agreements” and is incorporated herein by reference.

C.    Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco Following the Business Combination” and is incorporated herein by reference.

D.    Employees

Following and as a result of the Business Combination, the business of the Company is conducted through NewAmsterdam Pharma, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of NewAmsterdam Pharma.

Information regarding the employees of Holdco and NewAmsterdam Pharma is included in the Proxy Statement/Prospectus under the section titled “Business of NewAmsterdam Pharma and Certain Information about NewAmsterdam Pharma—Employees and Human Capital Resources” and is incorporated herein by reference.

E.    Share Ownership

Information regarding the ownership of Holdco Shares by the Company’s directors and executive officers is set forth in Item 7.A of this Report and the Proxy Statement/Prospectus under the section titled “Beneficial Ownership of Holdco Securities.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth information relating to the beneficial ownership of the Company’s Holdco Shares as of the Closing Date by:

•	each person, or group of affiliated persons, known by Holdco to beneficially own more than 5% of outstanding Holdco Shares;

•	each executive officer or director of Holdco post-closing of the Business Combination; and

•	all executive officers and directors of Holdco post-closing of the Business Combination, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. To Holdco’s knowledge, each person named in the table has sole voting and investment power with respect to all of the Holdco Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of Holdco Shares beneficially owned is computed on the basis of 81,559,780 Holdco Shares outstanding on the Closing Date, after giving effect to the Business Combination and the PIPE Financing, and does not include 4,767,000 Holdco Shares issuable upon the exercise of the Holdco Warrants that remain outstanding following the Business Combination.

To the Company’s knowledge, no Holdco Shares beneficially owned by any executive officer, director or director nominee have been pledged as security. Unless otherwise stated, the address for each beneficial owner is Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

Beneficial Owner	Number of Holdco Shares	Percentage of All Ordinary Shares
Executive Officers, Directors and Director Nominees
Juliette Audet (1)	6,635,391	8.14%
Michael Davidson, M.D. (2)	1,467,698	1.79%
Nicholas Downing, M.D. (3)	—	—
John Kastelein, M.D., Ph.D, FESC (4)	1,487,904	1.80%
Louis Lange, M.D., Ph.D. (5)	37,487	*
Sander Slootweg (6)	19,421,688	23.81%
James N. Topper, M.D., Ph.D. (7)	9,801,333	11.94%
Marc Ditmarsch, M.D. (8)	248,665	*
Lina Gugucheva (9)	343,296	*
Douglas Kling (10)	281,416	*
Louise Kooij (11)	174,470	*
All executive officers and directors as a group (11 persons)	33,263,957	39.44%
Other 5% Shareholders
Morningside Venture Investments Limited (12)	5,065,846	6.21%
Entities affiliated with Forbion (13)	19,421,688	23.81%
Saga Investments Coöperatief U.A. (14)	4,910,000	6.02%
Stichting Administratiekantoor NewAmsterdam Pharma (15)	5,326,818	6.53%
Frazier Lifesciences Sponsor LLC and affiliates (16)	9,301,000	11.40%
Entities affiliated with Bain Capital Life Sciences Investors, LLC (17)	8,400,000	10.30%

*	Indicates beneficial ownership of less than 1% of total outstanding Holdco Shares.
(1)

Consists of (i) 6,635,391 Holdco Shares held by Forbion Capital Fund IV Coöperatief U.A. (“Forbion IV”) inclusive of 1,500,000 Holdco Shares subscribed for in connection with the PIPE Financing. The address for Forbion IV is Gooimeer 2-35, 1411 DC Naarden, the Netherlands. Forbion IV Management B.V. (“Forbion IV Management”), the director of Forbion IV, may be deemed to have voting and dispositive power over the Holdco Shares to be held by Forbion IV. Investment decisions with respect to the Holdco Shares to be held by Forbion IV can be made by its investment committee which may delegate such powers to the authorized representatives of Forbion IV Management. Mssrs. Slootweg, van Osch, Mulder, van Houten, van Deventer, Reithinger, Kersten and Boorsma are partners of Forbion IV Management, which acts as the investment advisor to the director of Forbion IV. Ms. Audet and Mr. Slootweg are members of the investment committee of Forbion IV. Forbion IV Management disclaims beneficial ownership of the shares, except to the extent of their pecuniary interest therein.

(2)

Consists of (i) 189,784 Holdco Shares, (ii) options to purchase 669,135 Holdco Shares, exercisable within 60 days of November 22, 2022 and (iii) 608,779 Holdco Shares subject to forfeiture underlying depositary receipts issued by Stichting Administratiekantoor EPNAP (“STAK EPNAP”). STAK EPNAP has sole voting and investment power over the securities described in (iii) while underlying the depositary receipts and are presented here because the depositary receipts can be cancelled by the board of directors of STAK EPNAP at any time as a consequence of which the shareholder will become the beneficial owner of the securities underlying the depositary receipts.

(3)	Does not include Holdco Shares held by the Bain Capital Life Sciences Entities (as defined below). Dr. Downing serves as a Principal of Bain Capital Life Sciences Investors, LLC.
(4)

Consists of (i) 268,472 Holdco Shares held by Futurum B.V. (“Futurum”) through NAP PoolCo B.V. (“PoolCo”), (ii) 228,881 Holdco Shares underlying depositary receipts issued by STAK NAP (as defined below) which are held by Futurum through PoolCo and (iii) options to purchase 970,307 Holdco Shares held by Futurum through PoolCo and options to purchase 20,244 Holdco Shares held by Dr. Kastelein directly, each exercisable within 60 days of November 22, 2022. STAK NAP has sole voting and investment power over the securities described in (ii) underlying the depositary receipts and are presented here because the depositary receipts can be cancelled by the board of directors of STAK NAP at any time as a consequence of which the shareholder will become the beneficial owner of the securities underlying such depositary receipts.
(5)	Consists of options to purchase 37,487 Holdco Shares, exercisable within 60 days of November 22, 2022.
(6)	Consists of the Holdco Shares described in Note 13. Mr. Slootweg disclaims beneficial ownership of the shares referenced in Note 13, except to the extent of his pecuniary interest therein, if any.
(7)	Consists of the shares described in Note 16. Dr. Topper disclaims beneficial ownership of the shares referenced in Note 16, except to the extent of his pecuniary interest therein, if any.
(8)

Consists of options to purchase 241,260 Holdco Shares held by Diomedea Medical B.V. through PoolCo and options to purchase 7,405 Holdco Shares held by Dr. Ditmarsch directly, each exercisable within 60 days of November 22, 2022.

(9)	Consists of options to purchase 343,296 Holdco Shares, exercisable within 60 days of November 22, 2022.
(10)	Consists of options to purchase 281,416 Holdco Shares, exercisable within 60 days of November 22, 2022.
(11)

Consists of options to purchase 165,512 Holdco Shares held by LouFré Management B.V. through PoolCo and options to purchase 8,958 Holdco Shares held by Ms. Kooij directly, each exercisable within 60 days of November 22, 2022.

(12)

Consists of 5,065,846 Holdco Shares directly and beneficially held by Morningside Venture Investments Limited (“Morningside”), inclusive of 500,000 Holdco Shares subscribed for in connection with the PIPE Financing. Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards and Cheung Ka Ho are the directors of Morningside and share voting and dispositive power with respect to the securities held by Morningside. Each of Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Ho disclaim beneficial ownership of the Holdco Shares held by Morningside except to the extent of their pecuniary interest therein. The address of Morningside is c/o THC Management Services S.A.M., 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

(13)

Consists of (i) 6,635,391 Holdco Shares held by Forbion IV, inclusive of 1,500,000 Holdco Shares subscribed for in connection with the PIPE Financing, (ii) 4,543,897 Holdco Shares held by Forbion Growth Opportunities Fund I Coöperatief U.A. (“Forbion Growth”), inclusive of 1,500,000 Holdco Shares subscribed for in connection with the PIPE Financing and (iii) 7,812,300 Holdco Shares held by Forbion Capital Fund II Coöperatief U.A. (“Forbion II”) through PoolCo, including 2,828,380 Holdco Shares underlying depositary receipts issued by STAK NAP. The address for the Forbion entities is Gooimeer 2-35, 1411 DC Naarden, the Netherlands.

Forbion IV Management, the director of Forbion IV, may be deemed to have voting and dispositive power over the shares held by Forbion IV. Investment decisions with respect to the Holdco Shares to be held by Forbion IV can be made by its investment committee which may delegate such powers to the authorized representatives of Forbion IV Management. Mssrs. Slootweg, van Osch, Mulder, van Houten, van Deventer, Reithinger, Kersten and Boorsma are partners of Forbion IV Management, which acts as the investment advisor to the director of Forbion IV. Mr. Slootweg is a member of the board of directors and is a partner of Forbion IV Management and a member of the investment committee of Forbion IV. Forbion IV Management disclaims beneficial ownership of the shares, except to the extent of their pecuniary interest therein.

Forbion Growth Management B.V. (“Growth Management”), the director of Forbion Growth, may be deemed to have voting and dispositive power over the shares held by Forbion Growth. Investment decisions with respect to the Holdco Shares to be held by Forbion Growth can be made by its investment committee which may delegate such powers to the authorized representatives of Growth Management. Mssrs. Slootweg, van Osch, Mulder, van Houten, van Deventer, Reithinger, Kersten, Joustra and Boorsma are partners of Growth Management, which acts as the investment advisor to the director of Forbion Growth. Mr. Slootweg is a member of the board of directors and is a partner of Growth Management and a member of the investment committee of Forbion Growth. Growth Management disclaims beneficial ownership of the shares, except to the extent of their pecuniary interest therein.

Forbion II Management B.V. (“Forbion II Management”), the director of Forbion II, may be deemed to have voting and dispositive power over the shares held by Forbion II. Investment decisions with respect to the shares held by Forbion II can be made by its investment committee which may delegate such powers to the authorized representatives of Forbion II Management. Mssrs. Slootweg, van Osch, Mulder, van Deventer, Reithinger, and Bergstein are (ex)partners of Forbion II Management, which may act as the investment advisor to the director of Forbion II. Mr. Slootweg is a member of the board of directors and is a partner of Forbion II Management and a member of the investment committee of Forbion II. Forbion II Management and its partners disclaims beneficial ownership of the shares, except to the extent of their pecuniary interest therein. 4,983,920 Holdco Shares are held by Forbion II through PoolCo.

BioGeneration II Management B.V. (“BGM II”) is the director of (1) BioGeneration Ventures II B.V., which, through PoolCo, holds 415,873 Holdco Shares underlying depositary receipts issued by STAK NAP, (2) BGV II Coöperatief U.A. which, through PoolCo, holds 2,269 Holdco Shares underlying depositary receipts issued by STAK NAP, and (3) BioGeneration II Co-Invest B.V. which through PoolCo holds 11,958 Holdco Shares underlying depositary receipts issued by STAK NAP. BGM II is an indirect joint venture between the BGM investment team and the partners of Forbion II Management. Mr. Slootweg is a member of the board of directors and is a partner of Forbion II and a member of the investment committee of BGM II. BGM II disclaims beneficial ownership of the shares, except to the extent of their pecuniary interest therein.

(14)	The address of the Saga Investments Coöperatief U.A. is Minervum 7061, 4817 ZK Breda, the Netherlands.
(15)

Stichting Administratiekantoor NewAmsterdam Pharma (“STAK NAP”) is a Dutch foundation which holds certain securities of NewAmsterdam Pharma on behalf of the holders of depositary receipts issued by STAK NAP, including certain shareholders of NewAmsterdam Pharma and after the Closing, will hold the Holdco Shares following the Exchange. STAK NAP has issued depositary receipts to the participants with each depositary receipt representing the relevant underlying security. Pursuant to STAK NAP’s governing documents, STAK NAP, through its board, has the power to exercise all rights associated with the NewAmsterdam Pharma securities underlying the depositary receipts and after the Closing, the Holdco Shares. As a result, STAK NAP may be deemed to have voting power over such securities. 2,828,380 Holdco Shares owned by Forbion II are underlying the depositary receipts held through STAK NAP. Forbion International Management B.V. (“FIM”) is the sole director of STAK NAP and may be deemed to have voting and dispositive power of the Holdco Shares held by STAK NAP. Mssrs. Slootweg, Van Osch, Reithinger, Mulder, Van Houten and Boorsma are the directors of FIM. FIM and its directors disclaim beneficial ownership of the shares.

(16)

Consists of 3,801,000 Holdco Shares held by Frazier Lifesciences Sponsor LLC (the “Sponsor”). The Sponsor is governed by a board of managers, consisting of James N. Topper, David Topper and Gordon Empey. The sole member of the Sponsor is Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. Each of Mr. Heron, Mr. James Topper, Mr. David Topper, and Mr. Empey disclaims beneficial ownership of the shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

Also included in the total number is (i) 1,000,000 Holdco Shares held by Frazier Life Sciences X, L.P., (ii) 2,000,000 Holdco Shares subscribed for by Frazier Life Sciences X, L.P. in connection with the PIPE Financing, (iii) 500,000 Holdco Shares subscribed for by Frazier Life Sciences XI, L.P. in connection with the PIPE Financing, (iv) 1,000,000 Holdco Shares subscribed for by Frazier Life Sciences Public Fund, L.P., in connection with the PIPE Financing and (v) 1,000,000 Holdco Shares subscribed for by Frazier Life Sciences Overage Fund, L.P. in connection with the PIPE Financing. In addition, also included in the total number is (i) 167,000 warrants to purchase Holdco Shares held by the Sponsor and (ii) 333,333 warrants to purchase Holdco Shares held by Frazier Life Sciences X, L.P., each exercisable for one Holdco Share at a price of $11.50 per share beginning on December 22, 2022. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, Dan Estes and James N. Topper are the members of FHMLS XI, L.L.C. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. FHMLSP Overage, L.P., is the general partner of Frazier Life Sciences Overage Fund,

L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. Each of FHMLS X, L.P., FHMLS X, L.L.C., FHMLS XI, L.P., FHMLS XI, L.L.C., FHMLSP, L.P., FHMLSP, L.L.C., FHMLSP Overage, L.P., FHMLSP Overage, L.L.C., Mr. Cha, Mr. Brush, Mr. Heron, Mr. Estes and Mr. James Topper disclaims beneficial ownership of the shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(17)

Consists of (i) 4,000,000 Holdco Shares held by BCLS II Investco, LP (“BCLS II Investco”) subscribed for in connection with the PIPE Financing, (ii) 4,000,000 Holdco Shares held by BCLS Fund III Investments, LP (“BCLS Fund III”) subscribed for in connection with the PIPE Financing, (iii) 267,429 Holdco Shares held by Bain Capital Life Sciences Fund II, L.P. (“BCLS Fund II”) and (iv) 32,571 Holdco Shares held by BCIP Life Sciences Associates, LP (“BCIPLS” and, together with BCLS II Investco, BCLS Fund III and BCLS Fund II, the “Bain Capital Life Sciences Entities”). Bain Capital Life Sciences Investors, LLC (“BCLSI”) (a) is the manager of Bain Capital Life Sciences Investors II, LLC, which is the general partner of BCLS Fund II, which is the manager of BCLS II Investco (GP), LLC, which is the general partner of BCLS II Investco, (b) is the manager of Bain Capital Life Sciences III General Partner, LLC, which is the general partner of Bain Capital Life Sciences Fund III, L.P., which is the member of BCLS Fund III Investments GP, LLC, which is the general partner of BCLS Fund III, and (c) governs the investment strategy and decision-making process with respect to investments held by BCIPLS. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Bain Capital Life Sciences Entities. In addition, also included in the total number is 100,000 warrants to purchase Holdco Shares held by certain Bain entities, each exercisable for one Holdco Share at a price of $11.50 per share beginning on December 22, 2022. The address of the Bain Capital Life Sciences entities is c/o Bain Capital Life Sciences, LP, 200 Clarendon Street, Boston, MA 02116.

B.    Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

B.    Significant Changes

A discussion of significant changes since June 30, 2022, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A.    Offer and Listing Details

Nasdaq Listing of Holdco Ordinary Shares and Holdco Public Warrants

The Holdco Shares and Public Warrants are listed on the Nasdaq Capital Market under the symbols “NAMS” and “NAMSW,” respectively. Holders of Holdco Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Holdco Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Holdco Shares and/or Public Warrants could be delisted from Nasdaq. A delisting of the Holdco Shares will likely affect the liquidity of the Holdco Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Holdco Shares is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Lock-Up Agreement” and is incorporated herein by reference.

Investor Rights Agreement

Information regarding the transfer restrictions applicable to the Holdco Shares pursuant to the investor rights agreements is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Investor Rights Agreement” and is incorporated herein by reference.

Holdco Public Warrants

Upon the completion of the Business Combination, there were 4,600,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Holdco Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms. Additional information regarding the Public Warrants is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities—Holdco Warrants.”

B.    Plan of Distribution

Not applicable.

C.    Markets

The Holdco Shares and Public Warrants are listed on the Nasdaq Capital Market under the symbols “NAMS” and ”NAMSW,” respectively. There can be no assurance that the Holdco Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Holdco Shares and/or Public Warrants could be delisted from Nasdaq. A delisting of the Holdco Shares will likely affect the liquidity of the Holdco Shares and could inhibit or restrict the ability of the Company to raise additional financing.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share Capital

Holdco is authorized to issue 400,000,000 Holdco Ordinary Shares, each with a nominal value of €0.12.

As of November 22, 2022, subsequent to the closing of the Business Combination, there were 81,559,780 Holdco Shares outstanding. Additionally, there were 4,767 Holdco Warrants outstanding, each of which entitle the holder to purchase one Holdco Share at an exercise price of $11.50 per share. As of November 22, 2022, Holdco held no Holdco Shares as treasury shares.

Information regarding the Company’s share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities” and is incorporated herein by reference.

Information regarding events which have changes the amount of issued capital is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions—Holdco Relationships and Related Person Transactions.”

B.    Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of the Company is included in the Proxy Statement/Prospectus under the sections titled “Description of Holdco Securities” and “Comparison of Corporate Governance and Shareholder Rights” and is incorporated herein by reference.

C.    Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Agreement and Ancillary Documents,” “Certain Relationships and Related Person Transactions,” and “Business of NewAmsterdam Pharma and Certain Information About NewAmsterdam Pharma,” and is incorporated herein by reference.

D.    Exchange Controls and Other Limitations Affecting Security Holders

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under certain circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in Holdco’s articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

E.    Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Holdco Shares and Public Warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations” and is incorporated herein by reference.

F.    Dividends and Paying Agents

Holdco has never declared or paid any cash dividends on its shares. It currently intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any dividends on the Holdco Shares in the foreseeable future.

Under Dutch law, Holdco may only pay dividends and other distributions from its reserves to the extent Holdco’s shareholders’ equity (eigen vermogen) exceeds the sum of Holdco’s paid-in and called-up share capital plus the reserves it must maintain under Dutch law or Holdco’s articles of association and (if it concerns a distribution of profits) after adoption of its statutory annual accounts by the general meeting of Holdco from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from Holdco’s reserves will be at the discretion of the Company’s board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Company’s board of directors deems relevant.

Under Holdco’s articles of association, the Company’s board of directors may decide that all or part of the profits shown in the Company’s adopted statutory annual accounts will be added to Holdco’s reserves. After reservation of any such profits, any remaining profits will be at the disposal of the general meeting of Holdco at the proposal of the Company’s board of directors for distribution on Holdco Shares, subject to applicable restrictions of Dutch law. The Company’s board of directors is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of the general meeting of Holdco. Dividends and other distributions will be made payable no later than a date determined by Holdco. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to the Company (verjaring).

Since the Company is a holding company, its ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and the receipt of dividends, loans or other funds from, its subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation to make funds available to the Company. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which the subsidiaries of the Company may pay dividends, make loans or otherwise provide funds to the Company.

G.    Statement by Experts

The consolidated financial statements of FLAC as of December 31, 2021 and 2020, for the year ended December 31, 2021 and for the period from October 7, 2020 (inception) to December 31, 2020, appearing in this Report have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in auditing and accounting. The address of WithumSmith+Brown, PC is 1411 Broadway 9th Floor, New York, NY 10018.

The financial statements of NewAmsterdam Pharma as at December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, incorporated by reference in this Form 20-F have been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of NewAmsterdam Pharma Company B.V. as at June 30, 2022, incorporated by reference in this Form 20-F have been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

H.    Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at Gooimeer 2-35, 1411 DC Naarden, the Netherlands.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Holdco Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I.    Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “NewAmsterdam Pharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the Holdco Public Warrants is described under the heading “Holdco Public Warrants” in Item 9.A above and is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities—Holdco Warrants” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of NewAmsterdam Pharma Holding B.V. and Subsidiaries as at December 31, 2021 and 2020 and for each of the two years in the period ended December 31 , 2021 are incorporated by reference to pages F-45 through F-77 in the Proxy Statement/Prospectus.

The unaudited interim condensed consolidated financial statements of NewAmsterdam Pharma Holding B.V. and Subsidiaries as at June 30, 2022 and for the six months ended June 30, 2022 and 2021 are incorporated by reference to pages  F-78 through F-93 in the Proxy Statement/Prospectus.

The audited consolidated financial statements of NewAmsterdam Pharma Company B.V. as at June 30, 2022 are incorporated by reference to pages F-95 through F-99 in the Proxy Statement/Prospectus.

The audited financial statements of FLAC are incorporated by reference to pages F-2 through F-22 in the Proxy Statement/Prospectus.

The unaudited condensed interim financial statements of FLAC for the three months ended September  30, 2022 included in the Quarterly Report on Form 10-Q filed by FLAC with the SEC on November 9, 2022 are incorporated by reference.

The unaudited pro forma condensed combined financial statements of NewAmsterdam Pharma and FLAC are attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

Exhibit

Number	Description

1.1*	English translation of the Deed of Conversion and Articles of Association of NewAmsterdam Pharma Company N.V.

2.1	Form of Warrant Assignment, Assumption and Amendment Agreement, between Continental Stock Transfer & Trust Company, NewAmsterdam Pharma Company B.V. and Frazier Lifesciences Acquisition Corporation (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-266510), filed with the SEC on October 13, 2022)

2.2	Warrant Certificate of NewAmsterdam Pharma Company N.V. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (File. No. 333-266510), filed with the SEC on October 13, 2022)

4.1	Business Combination Agreement, dated as of July 25, 2022, by and among Frazier Lifesciences Acquisition Corporation, NewAmsterdam Pharma Holding B.V., NewAmsterdam Pharma Company B.V. and NewAmsterdam Pharma Investment Corporation (incorporated by reference to Annex A to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.2*	Plan of Merger

Number	Description

4.3	Form of Subscription Agreement (incorporated by reference to Annex C to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.4	Sponsor Support Agreement, dated as of July 25, 2022 by and between Frazier Lifesciences Acquisition Corporation, NewAmsterdam Pharma Company B.V., NewAmsterdam Pharma Holding B.V. and certain investors (incorporated by reference to Annex D to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.5	Company Support Agreement, dated as of July 25, 2022 by and between Frazier Lifesciences Acquisition Corporation, NewAmsterdam Pharma Holding B.V., NewAmsterdam Pharma Company B.V., NewAmsterdam Pharma Investment Corporation and certain investors (incorporated by reference to Annex E to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.6	Form of Investor Support Agreement (incorporated by reference to Annex F to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.7	Form of Investor Rights Agreement (incorporated by reference to Annex G to the Registration Statement on Form F-4 (File No. 333-266510), filed with the SEC on October 13, 2022)

4.8	Form of Lock-up Agreement (incorporated by reference to Annex H to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.9	Form of Director & Officer Indemnity Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.10†	License Agreement, dated June 23, 2022, between A. Menarini International Licensing S.A. and NewAmsterdam Pharma B.V. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.11†	Share Sale and Purchase Agreement, dated April 9, 2020, among Saga Investments Coöperatief U.A., NewAmsterdam Pharma B.V., and Dezima Pharma B.V. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.12†	Profit Right and Waiver Agreement, dated April 9, 2020, among NewAmsterdam Pharma B.V., Dezima Pharma B.V. and Mitsubishi Tanabe Pharma Corporation (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.13	Side Letter with Saga Investments Coöperatief U.A., dated July 20, 2022 (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.14	Side Letter with Mitsubishi Tanabe Pharma Corporation, dated July 20, 2022 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022)

4.15+	Holdco Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (File No. 333-266510), filed with the SEC on October 13, 2022)

4.16*+	Holdco Rollover Option Plan

8.1*	List of Subsidiaries

15.1*	Unaudited Pro Forma Condensed Combined Financial Statements of NewAmsterdam Pharma Company N.V.

Number	Description

15.2*	Consent of WithumSmith+Brown, PC, independent registered accounting firm of Frazier Lifesciences Acquisition Corporation.

15.3*	Consent of Deloitte Accountants B.V., independent registered public accounting firm of NewAmsterdam Pharma Holding B.V.

15.4*	Consent of Deloitte Accountants B.V., independent registered public accounting firm of NewAmsterdam Pharma Company B.V.

*	Filed herewith.
+	Indicates management contract or compensatory plan.
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NewAmsterdam Pharma Company N.V.

November 28, 2022	By:	/s/ Michael Davidson
Name: Michael Davidson Title: Chief Executive Officer