Form 20-F/A
period 2022-12-31
NewAmsterdam Pharma Co N.V.
filed 2024-10-28
CIK 1936258

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This amendment (the “Amendment”) to the annual report on Form 20-F of NewAmsterdam Pharma Company N.V. for the fiscal year ended December 31, 2022, filed on March 31, 2023 (the “Original Form 20-F”), is being filed for the purpose of restating the financial statements included in the Original Form 20-F under “Part III, Item 18 – Financial Statements” as further described below.

On October 18, 2024, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company (as defined below), after consultation with the Company’s management and independent registered public accounting firm, concluded that the Company’s previously issued consolidated financial statements as at December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 (the “Affected Financial Statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and included in the Original Form 20-F, should no longer be relied upon due to certain errors in the calculation of the Company’s basic and diluted loss per share contained therein. The errors related to the reported weighted average ordinary shares outstanding for each period for which the Company’s consolidated statements for profit or loss and comprehensive loss are reported whereby the number of ordinary shares outstanding at the end of each period was erroneously reported as the weighted average number of ordinary shares outstanding, thus resulting in the erroneous reporting of the Company’s basic and diluted loss per share for each period presented in the Original Form 20-F.

Due to the discovery of this error, Company management reevaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 and identified a material weakness in the Company’s internal control over financial reporting that existed as of December 31, 2022, relating to certain errors in the calculation of the Company's basic and diluted loss per share presented in the Affected Financial Statements. The Amendment revises the risk factor titled “We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our securities” included in “Part I, Item 3 – Key Information – D. Risk Factors” to disclose the additional material weakness identified in connection with the error described above. The Amendment further revises the disclosure included in “Part II, Item 15 – Controls and Procedures – A. Disclosure Controls and Procedures” to include a discussion of the additional material weakness identified. The Amendment also revises “Part I, Item 6 – Directors, Senior Management and Employees – F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation” to include a discussion of the Company’s conclusion with respect to the application of the Company’s Compensation Clawback Policy.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Amendment amends and restates in their entirety each item identified in the paragraph above. The Company is including with the Amendment new currently dated certifications of the Company’s Principal Executive Officer and Principal Financial Officer (attached as Exhibits 12.1, 12.1, 13.1 and 13.2).

Except as described above, this Amendment does not amend, update or change any other items or disclosures in the Original Form 20-F and does not purport to reflect any information or events subsequent to the filing thereof. As such, this Amendment reflects all information as of the date the Original Form 20-F was filed, and the Company has not undertaken herein to amend, supplement or update any information contained in the Original Form 20-F to give effect to any subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and any subsequent filings by the Company with the SEC.

ITEM 19.	EXHIBITS	159

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

In addition, subsequent to the filing of the Original Form 20-F, management identified an additional material weakness relating to certain errors in the calculation of the Company's basic and diluted loss per share presented in the Affected Financial Statements filed as part of the Original Form 20-F. As discussed in the Explanatory Note to this Amendment, the error related specifically to the inaccurate reporting of weighted average ordinary shares outstanding for the purpose of calculating earnings per share, which resulted in an inaccurate presentation of the Company's basic and diluted loss per share for each of the periods presented in the Affected Financial Statements. This material weakness resulted from a lack of sufficient review of our financial statements, including review to determine the accuracy and completeness of our earnings per share calculations, and resulted in a restatement of the Affected Financial Statements.

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
•
internalizing our business processes and accounting systems by implementing a new ERP system in February 2023 to develop, automate and enhance our internal control over financial reporting, including controls designed to ensure the accurate calculation of reported earnings per share; and
•
implementing a comprehensive and continuous risk assessment process to identify and assess risks of material misstatement.

The material weaknesses described above resulted in a material misstatement that was corrected in our consolidated financial statements. In addition, as described above, the material weakness related to the error regarding calculation of the Company's basic and diluted loss per share resulted in the restatement of the Affected Financial Statements. The material weaknesses described above could result in additional misstatements of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. As a result of the material weaknesses in our internal controls over financial reporting, our management has concluded that as of December 31, 2022, our disclosure controls and procedures were not effective.

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
SHARE OWNERSHIP

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.
DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

We maintain a Compensation Clawback Policy (the “Clawback Policy”) in compliance with the SEC’s and Nasdaq Stock Market, LLC’s final rules. The Clawback Policy requires the repayment of certain erroneously awarded incentive-based compensation paid to any current or former executive officer, including our named executive officers, in connection with a restatement of financial statements if such compensation exceeded the amount that such executive officers otherwise would have received had it been determined based on the restated financial statements. Our compensation committee assessed the applicability of the Clawback Policy in light of the restatement of the Affected Financial Statements in order to correct the error contained therein. No Incentive-Based Compensation (as defined in the Clawback Policy) was paid during the requisite look-back period and as a result, the Company concluded that no compensation is required to be recouped as a result of the restatement of the Affected Financial Statements.

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

In addition, subsequent to the filing of the Original Form 20-F, management identified an additional material weakness relating to certain errors in the calculation of the Company's basic and diluted loss per share presented in the Affected Financial Statements filed as part of the Original Form 20-F, as discussed in greater detail in the Explanatory Note to this Amendment. This material weakness resulted from a lack of sufficient review of our financial statements, including review to determine the accuracy and completeness of our earnings per share calculations, and resulted in a restatement of the Affected Financial Statements.

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

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 (File No. 333-268888), filed with the SEC on January 17, 2023).
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101).

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

Company Name

Date: October 28, 2024	By:	/s/ Michael Davidson
	Name:	Michael Davidson, M.D.
	Title:	Chief Executive Officer

NewAmsterdam Pharma Company N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of NewAmsterdam Pharma Company N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of NewAmsterdam Pharma Company N.V. and subsidiaries (the "Company") as at December 31, 2022 and 2021, the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of the 2022 financial statements

As discussed in Note 2 and Note 21 to the financial statements, the accompanying financial statements have been restated to correct misstatements in basic and diluted loss per share.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Accountants B.V.

Rotterdam, The Netherlands

March 31, 2023 (October 28, 2024 as to the effects of the restatement discussed in Note 2 and Note 21)

We have served as the Company’s auditor since 2020.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE LOSS

		For the year ended December 31,
	Note	2022	2021	2020
(In thousands of Euro, except per share amounts)		Restated	Restated	Restated
Revenue	5	97,500	—	—
Research and development expenses	6	(82,230)	(25,032)	(4,045)
Selling, general and administrative expenses	7	(22,230)	(4,803)	(1,384)
Share listing expense	9	(60,600)	—	—
Total operating expenses		(165,060)	(29,835)	(5,429)
Operating loss		(67,560)	(29,835)	(5,429)
Finance income	14	11	9	-
Finance expense	22	(271)	(216)	(344)
Fair value change – earnout and warrants	17	(976)	—	—
Foreign exchange gains/(losses)	16	(9,256)	1,443	24
Loss before tax		(78,052)	(28,599)	(5,749)
Income tax expense	12	—	—	—
Loss for the year		(78,052)	(28,599)	(5,749)
Other comprehensive loss, net of tax		—	—	—
Total comprehensive loss for the year, net of tax		(78,052)	(28,599)	(5,749)
Net loss per share (in Euro)	21
Basic and diluted*		€(1.97)	€(1.21)	€(0.62)

(*)	Restated - see Note 2 and Note 21

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	Note	2022	2021
(In thousands of Euro)
Assets
Non-current assets
Intangible assets	15	83,160	—
Property, plant and equipment	13	144	190
Loan receivable	14	—	718
Long term prepaid expenses	5	146	—
Total non-current assets		83,450	908
Current assets
Prepayments and other receivables	10	9,611	5,782
Cash	18	438,522	53,092
Total current assets		448,133	58,874
Total assets		531,583	59,782
Equity and liabilities
Equity
Share capital	19	599,191	83,876
Other reserves	20	4,691	591
Accumulated loss		(119,361)	(34,676)
Total equity		484,521	49,791
Non-current liabilities
Deferred revenue	5	4,492	—
Lease liability	22	56	111
Derivative earnout liability	17	7,053	—
Total non-current liabilities		11,601	111
Current liabilities
Trade and other payables	11	18,503	9,827
Deferred revenue	5	13,008	—
Lease liability	22	62	53
Derivative warrant liabilities	17	3,888	—
Total current liabilities		35,461	9,880
Total equity and liabilities		531,583	59,782

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Issued	Share	Other	Retained	Total
	Note	capital	premium	reserves	earnings	equity
(In thousands of Euro)
Opening balance at January 1, 2020		25	2,475	—	(328)	2,172
Issuance of non-voting shares		25	(25)	—	—	—
Total profit or loss and comprehensive loss for the year		—	—	—	(5,749)	(5,749)
As at December 31, 2020		50	2,450	—	(6,077)	(3,577)
Opening balance at January 1, 2021		50	2,450	—	(6,077)	(3,577)
Conversion of convertible debt	19	11	11,656	—	—	11,667
Series A - Tranche I	19	49	68,951	—	—	69,000
Issuance of non-voting shares	19	3	706	—	—	709
Share-based compensation		—	—	591	—	591
Total profit or loss and comprehensive loss for the year		—	—	—	(28,599)	(28,599)
As at December 31, 2021		113	83,763	591	(34,676)	49,791
Opening balance at January 1, 2022		113	83,763	591	(34,676)	49,791
Equity contribution (Series A - Tranche II)	19	57	79,623	—	—	79,680
Elimination of old shares (NewAmsterdam Pharma shareholders)	19	(170)	(163,386)	—	—	(163,556)
Equity contribution (NewAmsterdam Pharma shareholders)	19	4,351	159,205	—	—	163,556
Equity contribution (FLAC shareholders)	19	1,582	125,084	—	—	126,666
Equity contribution (PIPE Financing)	19	2,815	225,528	—	—	228,343
Equity contribution (Amgen & MTPC shareholders)	19	1,039	82,121	—	—	83,160
Transaction costs on issue of shares	19	—	(2,534)	—	—	(2,534)
Earnout obligation upon Closing (NewAmsterdam Pharma shareholders)	17	—	—	—	(6,633)	(6,633)
Share-based compensation	20	—	—	4,100	—	4,100
Total profit or loss and comprehensive loss for the year		—	—	—	(78,052)	(78,052)
As at December 31, 2022		9,787	589,404	4,691	(119,361)	484,521

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2022	2021	2020
(In thousands of Euro)
Operating activities:
Loss before tax		(78,052)	(28,599)	(5,749)
Non-cash adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	13,22	72	14	1
Share listing expense	9	60,600	—	—
Finance income	14	(11)	(9)	—
Finance expense	22	9	2	330
Fair value change - derivative earnout and warrants	17	976	—	—
Foreign exchange gains/(losses)	16	9,256	(1,443)	(24)
Share-based compensation	20	3,922	1,049	—
Changes in working capital:
Changes in prepayments and other receivables		(3,975)	(4,424)	(1,357)
Changes in trade and other payables		(2,063)	8,246	829
Changes in deferred revenue		17,500	—	—
Interest paid		(262)	—	—
Net cash provided by/(used in) operating activities		7,972	(25,164)	(5,970)
Investing activities:
Purchase of equipment	13	(13)	(20)	(13)
Repayment of loan receivable	14	728	—	—
Net cash provided by/(used in) investing activities		715	(20)	(13)
Financing activities:
Proceeds from issuing equity securities (Series A)	19	79,680	69,000	—
Proceeds from issuing equity securities (FLAC shareholders)	4	69,753	—	—
Proceeds from issuing equity securities (PIPE Financing)	4	228,343	—	—
Transaction costs on issue of shares	4	(2,534)	—	—
Proceeds from issuance of borrowings		—	—	11,320
Payments of lease liabilities	22	(65)	(10)	—
Net cash provided by financing activities		375,177	68,990	11,320
Net increase in cash		383,864	43,806	5,337
Foreign exchange differences		1,566	1,425	24
Cash at the beginning of the year		53,092	7,861	2,500
Cash at the end of the year	18	438,522	53,092	7,861

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

Restatement

For the years ended December 31, 2022, 2021 and 2020, the number of shares outstanding at the end of each period was erroneously reported as the weighted average number of shares outstanding during each such period. This restatement corrects the error by calculating the weighted average number of ordinary shares outstanding based upon the number of days each share was outstanding during each of the years ended December 31, 2022, 2021 and 2020. Further, the basic and diluted loss per share, which was calculated based upon the previously reported weighted average number of ordinary shares outstanding, has been calculated and restated based upon the correct weighted average number of shares outstanding for each of the three years ended December 31, 2022, 2021 and 2020.

For additional information on loss per share, please see Note 21 – Loss per share.

The restatement for each period is summarized in the tables below:

(In thousands of Euro, except share and per share amounts)	2020 As previously reported(1)	Error Correction	2020 As restated

Loss for the year	(5,749)	-	(5,749)
Weighted average number of ordinary shares(2)	5,000,000	(676,230)	4,323,770
Basic and diluted loss per share(2)	(1.15)	(0.18)	(1.33)
Weighted average number of ordinary shares - as recast(3)	10,653,636	(1,440,861)	9,212,775
Basic and diluted loss per share - as recast(3)	(0.54)	(0.08)	(0.62)

(In thousands of Euro, except share and per share amounts)	2021 As previously reported(1)	Error Correction	2021 As restated

Loss for the year	(28,599)	-	(28,599)
Weighted average number of ordinary shares(2)	11,325,442	(232,355)	11,093,087
Basic and diluted loss per share(2)	(2.53)	(0.05)	(2.58)
Weighted average number of ordinary shares - as recast(3)	24,131,427	(495,086)	23,636,341
Basic and diluted loss per share - as recast(3)	(1.19)	(0.02)	(1.21)

(In thousands of Euro, except share and per share amounts)	2022 As previously reported(1)	Error Correction	2022 As restated

Loss for the year	(78,052)	-	(78,052)
Weighted average number of ordinary shares	81,559,780	(41,931,692)	39,628,088
Basic and diluted loss per share	(0.96)	(1.01)	(1.97)
Weighted average number of ordinary shares - as recast(3)	81,559,780	(41,931,692)	39,628,088
Basic and diluted loss per share - as recast(3)	(0.96)	(1.01)	(1.97)

(1)
Represents the figures as reported in the Company's Original Form 20-F.
(2)
Does not reflect the impact of the exchange ratio adjustment of approximately 2.13 as disclosed in Note 21 – Loss per Share.
(3)
Recast for the exchange ratio of approximately 2.13 as disclosed in Note 21 – Loss per Share.

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

As described in Note 4, Note 19 and Note 20, 17,016,872 NewAmsterdam Pharma shares were exchanged for 36,258,312 Ordinary Shares following the internal reorganization, which reflects the exchange ratio of approximately 2.13. Consequently, the weighted average number of Ordinary Shares outstanding for basic and diluted EPS for the prior periods have been recast for the internal share reorganization as required by IFRS.

	December 31, 2021	December 31, 2020
	Restated	Restated
Weighted average number of ordinary shares of NewAmsterdam Pharma	11,093,087	4,323,770
Exchange ratio	2.13	2.13
Adjusted number of shares(1)	23,636,341	9,212,775

(1)
Recasts for the exchange ratio of approximately of 2.13.

The following table sets forth the computation of basic and diluted loss per share:

(In thousands of Euro, except share and per share amounts)	2022	2021		2020
	Restated	Restated		Restated
Loss for the year	(78,052)	(28,599)		(5,749)
Weighted average number of ordinary shares	39,628,088	11,093,087	(1)	4,323,770	(1)
Basic and diluted loss per share	(1.97)	(2.58)	(1)	(1.33)	(1)
Weighted average number of ordinary shares - as recast(2)	39,628,088	23,636,341		9,212,775
Basic and diluted loss per share - as recast(2)	(1.97)	(1.21)		(0.62)

(1)
Does not reflect the impact of the exchange ratio adjustment of approximately 2.13.
(2)
Recast for the exchange ratio of approximately 2.13.

At December 31, 2022, 2021 and 2020, outstanding share-based awards (see Note 20) was excluded from the calculation because their impact would be anti-dilutive. At December 31, 2022, 2021 and 2020, the total number of potential ordinary shares excluded amounted to 11,146,861, 4,185,360 and 1,111,115, respectively.

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